3/13/14

[redacted]

14049966

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8-68910

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (Date) AND ENDING December 31, 2013 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mora WM Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1450 Brickell Avenue, Suite 2990
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman 212-392-4838
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra LLC
(Name - *if individual, state last, first, middle name*)

1450 Brickell Avenue, Suite 1800	Miami	FL	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/14

OATH OR AFFIRMATION

I, Eli Butnaru, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mora WM Securities, LLC as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Laura Pelegrin
Commission #EE859783
Expires: Dec. 20, 2016
BONDED THRU
AAA NOTARY & SURETY BONDS

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MORA WM SECURITIES, LLC
(A Wholly-Owned Subsidiary of Mora WM Holdings USA, LLC)

Statement of Financial Condition

December 31, 2013

MORA WM SECURITIES, LLC
(A Wholly-Owned Subsidiary of
Mora WM Holdings USA, LLC)

CONTENTS:

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Mora WM Securities, LLC
(A Wholly-Owned Subsidiary of Mora WM Holdings USA, LLC)

Report on the Financial Statement

We have audited the accompanying financial statement of Mora WM Securities, LLC (the "Company") (A Wholly-Owned Subsidiary of Mora WM Holdings USA, LLC), which comprise the statement of financial condition as of December 31, 2013, that is filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Mora WM Securities, LLC (A Wholly-Owned Subsidiary of Mora WM Holdings USA, LLC) as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

To the Board of Directors
Mora WM Securities, LLC
(A Wholly-Owned Subsidiary of Mora WM Holdings USA, LLC)

Transactions with Affiliated Companies

The Company, in the ordinary course of business, enters into transactions with affiliated entities. Some transactions result from the joint efforts of the Company and its affiliated entities; however, it is possible that the terms of these transactions are not the same as those that would result from transactions amongst unaffiliated companies. Our opinion is not modified with respect to that matter.

Other Matters

As discussed in Note 1 to the financial statement, the Company has not generated significant revenues to maintain its operations and thus is dependent upon Mora WM Holdings USA, LLC (the "Parent") to make capital contributions from time to time to provide support for its operations. The Company's ability to continue operations is dependent upon the member's willingness and ability to continue providing the necessary capital for the Company to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1).

Morrison, Brown, Argiz & Farra

Miami, Florida
February 26, 2014

MORA WM SECURITIES, LLC
(A Wholly-Owned Subsidiary of
Mora WM Holdings USA, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

Assets		
Cash and cash equivalents	$	139,573
Receivables from clearing broker		346,881
Deposit with clearing broker		150,028
Prepaid expenses		59,943
Receivable from affiliate		2,830
Other assets		6,316
Total Assets	$	705,571
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	44,645
Commitments and Contingencies (Note 6)		
Member's equity		660,926
Total Liabilities and Member's Equity	$	705,571

See accompanying notes to the financial statement.

1. ORGANIZATION

Mora WM Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Mora WM Holdings USA, LLC (the "Parent"). The Parent is owned by Mora Banc Grup, S.A., an international bank based in Andorra. The majority of the Company's customers are primarily from Latin America. The Company was formed in 2011 as a limited liability company in accordance with the laws of the state of Delaware, and was approved by FINRA to operate as a registered broker dealer in May, 2012.

The Company has not generated significant revenues to maintain its operations, and thus has been dependent on the Parent to make capital contributions from time to time to support its operations and to maintain compliance with SEC Rule 15c3-1. The Company will likely continue to depend on the Parent for these capital contributions. The Parent has committed to continue providing the necessary capital to maintain compliance with SEC Rule 15c3-1.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

Securities Transactions
Revenues for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis.

Clearing Arrangements
The Company has a clearing agreement with J.P. Morgan Clearing, LLC ("Clearing Broker") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the Clearing Broker. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $150,000 with the Clearing Broker.

Use of Estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2013. The actual outcome of the estimates could differ from the estimates made in the preparation of the statement of financial condition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes
The Company is treated as a partnership for Federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its member and taxed depending on the Member's tax situation. As a result, the financial statement does not reflect a provision for income taxes.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is subject to U.S. Federal or State examinations by tax authorities since its inception.

3. RELATED PARTIES

The Company has an expense sharing agreement with Mora Wealth Management, LLC, (the "RIA") a company related through common ownership. The RIA is a registered investment advisor under the SEC Investment Advisor Act of 1940. The Company and the RIA have entered into an agreement whereby they share office space and office services. The cost of such space and services are allocated between the entities. Any amounts owed are due on demand and bear no interest. As of December 31, 2013, the Company did not owe the RIA any amounts for such services as all such amounts were paid in full during the year.

4. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital (as defined in the Rule) equal to the greater of $100,000 or 1500% of Aggregate Indebtedness, (also as defined), and requires that the ratio of Aggregate Indebtedness to net capital shall not exceed 15 to 1. At December 31, 2013, the Company's Net Capital was $591,837 and the required Net Capital was $100,000. At December 31, 2013, the Company's ratio of Aggregate Indebtedness to Net Capital was 0.08 to 1 (NOTE 8).

5. RECEIVABLE FROM CLEARING ORGANZIATION

The Company clears its customers' transactions on a fully disclosed basis with the Clearing Broker. Pursuant to its clearing agreement, the Company is required to maintain a certain minimum capital with the Clearing Broker, in the form of either cash or securities. The level is agreed upon from time to time based on the nature of the Company's clearing activities. At December 31, 2013, the Company had $346,881 due from its clearing organization for operations.

6. COMMITMENTS AND CONTINGENCIES

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

The Company's customer securities activities are provided to a diverse group of institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers, banks, other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. SUBSEQUENT EVENTS

On January 21, 2014, the Company was approved by FINRA to expand its business to include municipal securities and private placement activities, as well as to engage in commission rebate/recapture arrangements with institutional customers. In connection with this approval, the Company's minimum net capital requirement increased to $250,000, and it established a separate bank account for the benefit of customers.

The Company has evaluated subsequent events through February 26, 2014, which is the date the financial statement was available to be issued.